Exhibit 99.13

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

February 28, 2007

Dear Sirs:	All applicable Exchanges and Commissions

Subject:	INTER-CITIC MINERALS INC.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 458189107/CA4581891070/COMMON
3.	CUSIP/Class of Security entitled to vote	: 458189107/CA4581891070/COMMON
4.	Record Date for Notice	: 09 Mar 2007
5.	Record date for Voting	: 09 Mar 2007
6.	Beneficial Ownership determination date	: 09 Mar 2007
7.	Meeting Date	: 12 Apr 2007
8.	Meeting Location	: TBA

Sincerely,

“Brian Kim”

Meeting Specialist

Client Services Department

Tel: 604.661.9400 Ext 4139

Fax: 604.661.9401

Last Version Mar06